SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2019

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements

(a) Financial Statements:

(b) Exhibit:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: _Cynthia A.P. Deere_

Cynthia A.P. Deere
Plan Administrator

Date: May 29, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Shell Provident Fund

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Shell Provident Fund (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Plan's auditor since 2016.
Houston, Texas
May 29, 2020

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:		
Investments at fair value:		
Short-term investments	$ 888,445,857	$ 901,415,138
Common stock/ADRs	646,531,093	670,922,120
Common/collective funds	5,732,516,812	4,843,257,574
Registered investment company funds	3,833,318,716	3,158,131,196
Self-directed brokerage accounts	519,387,395	414,654,782
Total investments at fair value	11,620,199,873	9,988,380,810
Receivables:		
Interest and other receivables	7,989,125	8,456,618
Notes receivable from participants	111,803,980	110,298,228
Total receivables	119,793,105	118,754,846
Total assets	11,739,992,978	10,107,135,656
Liabilities:		
Accounts payable	4,519,339	5,397,393
Total liabilities	4,519,339	5,397,393
Net assets available for benefits	$ 11,735,473,639	$10,101,738,263

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
Years Ended 2019 and 2018

	2019	2018
Additions:		
Investment income		
Dividends and interest	$ 228,363,718	$ 295,969,277
Net appreciation/(depreciation) in fair value of investments	1,843,317,810	(865,554,805)
	2,071,681,528	(569,585,528)
Interest income on notes receivables from participants	4,890,599	4,281,348
Contributions		
Participant	238,206,893	233,229,510
Employer	203,957,194	199,128,593
Rollover/other	47,680,929	45,208,932
	489,845,016	477,567,035
Total additions	2,566,417,143	(87,737,145)
Deductions:		
Participant distributions and withdrawals	922,431,032	907,671,039
Administrative expenses	10,250,735	10,262,741
Total deductions	932,681,767	917,933,780
Net increase/(decrease) before transfers	1,633,735,376	(1,005,670,925)
Other Changes in net assets		
Transfer from qualified plan	-	92,993,653
Total other changes in net assets	-	92,993,653
Net increase/(decrease)	1,633,735,376	(912,677,272)
Net assets available for benefits:		
Beginning of year	10,101,738,263	11,014,415,535
End of year	$11,735,473,639	$ 10,101,738,263

1. Plan Description

General

The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility

Employees of Shell Oil Company ("Shell") and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, up to 50% on an after-tax Roth 401(k) basis and up to 25% on a standard after-tax basis (non-Roth 401(k)) to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each eligible employee's account based on their base and variable pay immediately upon hire at a rate of 2.5% until the completion of 6 years of accredited service, at a rate of 5.0% after completion of 6 years of accredited service until the completion of 9 years of accredited service, and at a rate of 10.0% after completion of 9 years of accredited service. The Plan also allows Roth in-plan conversions.

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of contributions. Active employees may withdraw their own standard after-tax contributions (plus any such after-tax contributions converted into Roth amounts) without any time or limit restriction. Active employees may also withdraw their own Roth 401(k) contributions, former pre-tax contributions that were converted into Roth amounts and pre-tax contributions in the event that they satisfy the Plan's financial hardship requirements (employee contributions are suspended for six months following such a withdrawal). A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan or IRA into the Plan if certain requirements are met (current Federal law prevents the Plan from accepting rollovers from Roth IRAs). An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate.

Forfeiture Account
At December 31, 2019 and 2018, the forfeiture account totaled $13,607 and $19,272 respectively. The account is used to reduce current and future employer contributions and to pay Plan expenses. In 2019 and 2018, forfeitures in the amount of $346,537 and $340,134, respectively, were used to reduce Plan expenses.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2019 and 2018, the Plan received revenue credit deposits in the amount of $3,672,860 and $3,988,757 respectively. During 2019 and 2018, the Plan used revenue credits in the amount of $460,394 and $500,438 respectively to pay direct expenses and allocated $2,900,000 and $3,400,000 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses. In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell to be reimbursed by the Plan totaled $107,921 and $118,409 at December 31, 2019 and 2018, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

Effective as of May 1, 2018, the BG US Services, Inc. Savings and Investment Plan ("BG") merged into the Plan. The amount transferred into the Plan from BG was $92 million.

Plan Termination
The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2.   **Accounting Policies**

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 7 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018 13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the fair value disclosures. Management is currently assessing any impact that the adoption of this ASU may have on the Plan's financial statements.

3.   Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2019 and 2018 the Shell Provident Fund had no amounts outstanding under the line of credit.

4.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the "COVID-19 outbreak"). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan's investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

5.   Federal Income Tax Exemption

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress.

6. **Reconciliation of the Financials to Schedule H of Form 5500**

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Schedule H of Form 5500:

	2019	2018
Net assets per financial statements	$11,735,473,639	$ 10,101,738,263
Deemed distributions of participant loans	(2,137,404)	(1,808,900)
Net assets available for benefits per Schedule H	$11,733,336,235	$ 10,099,929,363

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2019 to Schedule H of Form 5500:

Total deductions per the financial statements	$932,681,767
Deemed distributions of participant loans	568,268
Deemed distributions of participant loans – offset during plan year	(239,763)
Total expenses paid per Schedule H of Form 5500	$933,010,272

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

7. **Fair Value Measurement**

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the assets or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2019 and 2018.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019		
	Level 1	Level 2	Total
Common stock	$ 646,531,093	$	$ 646,531,093
Registered Investment Co Funds	3,833,318,716		3,833,318,716
Short-Term Investments		888,445,857	888,445,857
Self-directed brokerage acct:			
Common Stock	162,099,471		162,099,471
Registered investment co.	244,518,164		244,518,164
Money market	82,261,578		82,261,578
Rights/warrants	3,993		3,993
Corporate bonds/other		6,739,905	6,739,905
Short-Term investments		18,219,498	18,219,498
US Government securities		5,544,786	5,544,786
	$ 4,968,733,015	$ 918,950,046	5,887,683,061

Investments measured at net asset value:	
Common/collective funds	5,732,516,812
Total assets at fair value	$ 11,620,199,873

	Assets at Fair Value as of December 31, 2018		
	Level 1	Level 2	Total
Common stock	$ 670,922,120	$	$ 670,922,120
Registered Investment Co Funds	3,158,131,196		3,158,131,196
Short-Term Investments		901,415,138	901,415,138
Self-directed brokerage acct:			
Common Stock	127,383,407		127,383,407
Registered investment co.	176,189,171		176,189,171
Money market	75,350,193		75,350,193
Rights/warrants	5,033		5,033
Corporate bonds/other		7,008,157	7,008,157
Short-Term investments		20,652,673	20,652,673
US Government securities		8,066,148	8,066,148
	$ 4,207,981,120	$ 937,142,116	5,145,123,236

Investments measured at net asset value:	
Common/collective funds	4,843,257,574
Total assets at fair value	$ 9,988,380,810

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. **Related Party and Parties-in-Interest Transactions**

   Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as related party and party-in-interest transactions. These transactions qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

9. **Subsequent Events**

   Management has evaluated subsequent events through the date on which the financial statements were issued, and there are no subsequent events that would require adjustment to or disclosure in the statements.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{b}	{c} Description of Investment			{d}	{e}
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Thrift Fund					
	ASB FINANCE LTD (LONDON) YCP .0185 03/12/	6,000,000		3/12/2020	**	5,978,928
	ATLANTIC ASSET SECURITZTN LLC CP .0155 01	7,345,000		1/2/2020	**	7,345,000
	ATLANTIC ASSET SECURITZTN LLC CP .0189 04	2,000,000		4/3/2020	**	1,990,073
	ATLANTIC ASSET SECURITZTN LLC CP .0189 04	7,000,000		4/7/2020	**	6,963,737
	ATLANTIC ASSET SECURITZTN LLC CP .0204 02	10,000,000		2/4/2020	**	9,982,597
	ATLANTIC ASSET SECURITZTN LLC CP .0213 01	1,000,000		1/21/2020	**	998,963
	ATLANTIC ASSET SECURITZTN LLC CP .0213 01	1,000,000		1/22/2020	**	998,913
	ATLANTIC ASSET SECURITZTN LLC CP .0213 01	1,000,000		1/23/2020	**	998,862
	ATLANTIC ASSET SECURITZTN LLC CP .0213 02	1,000,000		2/3/2020	**	998,309
	AUST&N ZEAL BKG G LTD LON (TD) TD 1.85% 0	44,000,000	1.850	1/3/2020	**	43,999,925
	BANK MONT CHI BRH CD PROG BE YCD 1ML+ 13	6,000,000	1.840	3/9/2020	**	6,000,761
	BANK MONT CHI BRH CD PROG BE YCD 1ML+15 0	4,000,000	1.859	4/1/2020	**	4,000,726
	BANK MONT CHI BRH CD PROG BE YCD 1ML+19 0	8,000,000	1.927	4/17/2020	**	8,001,155
	BANK OF MONTREAL CHICAG BRH IL YCD 3ML+10	3,000,000	2.047	9/25/2020	**	2,999,998
	BANK OF MONTREAL CHICAG BRH IL YCD 3ML+9	3,000,000	1.998	9/2/2020	**	2,999,987
	BANK OF MONTREAL CHICAG BRH IL YCD 3ML+9	2,000,000	2.007	8/24/2020	**	1,999,994
	BANK OF MONTREAL CHICAG BRH IL YCD 3ML+9	2,000,000	2.009	8/27/2020	**	1,999,993
	BANK OF NOVA SCOTIA HOUSTON BR YCD 1.99%	4,000,000	1.990	3/2/2020	**	4,001,013
	BANK OF NOVA SCOTIA HOUSTON BR YCD 2.02%	1,000,000	2.020	3/16/2020	**	1,000,377
	BANK OF NOVA SCOTIA HOUSTON BR YCD 2.04%	2,000,000	2.040	3/16/2020	**	2,000,837
	BANK OF NOVA SCOTIA VCP 1ML+13 02/07/2020	2,000,000	1.840	2/7/2020	**	2,000,214
	BANK OF NOVA SCOTIA VCP 1ML+13 02/10/2020	2,000,000	1.845	2/10/2020	**	2,000,208
	BANK OF NOVA SCOTIA VCP 1ML+13 02/13/2020	2,000,000	1.870	2/13/2020	**	2,000,216
	BANK OF NOVA SCOTIA VCP 1ML+13 02/18/2020	3,000,000	1.875	2/18/2020	**	3,000,337
	BANK OF NOVA SCOTIA VCP 1ML+25 08/13/2020	3,000,000	1.991	8/13/2020	**	2,999,834
	BANK OF NOVA SCOTIA VCP 1ML+28 07/24/2020	3,000,000	2.060	7/24/2020	**	3,000,468
	BAYERISCHE LBK (UNGTD) NY BRH YCP .019 01	500,000		1/14/2020	**	499,684
	BNP PARIBAS YCP .0188 03/05/2020	3,000,000		3/5/2020	**	2,989,898
	BPCE COML PAPER 4/2 YCP 1.88% 03/12/2020	10,000,000		3/12/2020	**	9,962,680
	BPCE CP YCP 1.89% 03/31/2020	9,000,000		3/31/2020	**	8,957,003
	CANADIAN IMPERIAL BK OF COMM VCP 1ML+28 0	3,000,000	2.020	7/15/2020	**	3,000,891
	CANADIAN IMPERIAL BK OF COMM YCP .0197 02	9,000,000		2/28/2020	**	8,974,011
	CANADIAN IMPERIAL BK OF COMM YCP .0199 01	7,000,000		1/7/2020	**	6,997,673
	CANADIAN IMPERIAL BK OF COMM YCP .02 03/1	3,000,000		3/11/2020	**	2,989,587
	CANADIAN IMPERIAL BK OF COMM YCP .0203 03	3,000,000		3/16/2020	**	2,988,853
	CANADIAN IMPERIAL BK OF COMM YCP .0206 03	5,000,000		3/19/2020	**	4,980,689
	CIC LDN BRANCH YECD 0% 01/27/2020	7,000,000		1/27/2020	**	6,990,594
	CIC LDN BRANCH YECD 0% 02/07/2020	7,000,000		2/7/2020	**	6,986,673
	CITIGROUP GLOBAL MARKETS INC CP .0196 04/	1,000,000		4/14/2020	**	994,867
	CITIGROUP GLOBAL MARKETS INC CP .0197 03/	3,000,000		3/26/2020	**	2,987,408
	CITIGROUP GLOBAL MARKETS INC CP .0201 02/	1,000,000		2/10/2020	**	998,039
	COMMONWEALTH BANK AUSTRALIA YCP .02045 03	10,000,000		3/20/2020	**	9,957,933
	COMMONWEALTH BK AUSTRALIA LDN YECD 2% 02/	1,000,000	2.000	2/28/2020	**	1,000,198
	COMMONWEALTH BK AUSTRALIA LDN YECD 2% 02/	1,000,000	2.000	2/28/2020	**	1,000,198
	COMMONWEALTH BK AUSTRALIA LDN YECD 2% 03/	2,000,000	2.000	3/10/2020	**	2,000,470
	CREDIT AGRICOLE CIB NY BR (TD) TD 1.54% 0	21,400,000	1.540	1/2/2020	**	21,400,000
	CREDIT AGRICOLE CIB NY BRH YCD 1.88% 03/0	4,000,000	1.880	3/6/2020	**	3,999,931
	CREDIT AGRICOLE SA LDN YECD 0% 03/18/2020	4,000,000		3/18/2020	**	3,983,842
	CREDIT AGRICOLE SA LDN YECD 0% 03/19/2020	4,000,000		3/19/2020	**	3,983,644
	CREDIT AGRICOLE SA LDN YECD 1.9% 03/23/20	6,000,000	1.900	3/23/2020	**	6,000,073
	CREDIT AGRICOLE SA LDN YECD 1.9% 03/27/20	2,000,000	1.900	3/27/2020	**	2,000,256
	CREDIT AGRICOLE SA LDN YECD 1.9% 03/30/20	3,000,000	1.900	3/30/2020	**	3,000,423
	CREDIT SUISSE AG NY BRNCH (BD) YCD 1.9% 0	6,000,000	1.900	3/12/2020	**	5,999,703
	CREDIT SUISSE AG NY BRNCH (BD) YCD 1.9% 0	3,000,000	1.900	3/26/2020	**	2,999,833
	CREDIT SUISSE AG NY BRNCH (BD) YCD 1.9% 0	3,000,000	1.900	3/27/2020	**	2,999,831
	CREDIT SUISSE AG NY BRNCH YCD 1.9% 03/16/	3,000,000	1.900	3/16/2020	**	2,999,844
	CREDIT SUISSE AG NY BRNCH YCP .0188 03/09	3,000,000		3/9/2020	**	2,989,018
	CREDIT SUISSE AG NY BRNCH YCP .0188 03/11	3,000,000		3/11/2020	**	2,988,699
	CREDIT SUISSE AG NY BRNCH YCP .0202 04/21	2,000,000		4/21/2020	**	1,988,022
	CREDIT SUISSE AG NY BRNCH YCP .0202 04/22	3,000,000		4/22/2020	**	2,981,873
	CREDIT SUISSE AG NY BRNCH YCP .02025 02/0	5,000,000		2/4/2020	**	4,990,997
	CREDIT SUISSE AG NY BRNCH YCP .02056 01/1	4,000,000		1/10/2020	**	3,997,984
	CREDIT SUISSE AG NY BRNCH YCP .0211 01/27	3,000,000		1/27/2020	**	2,995,869
	DNB BANK ASA YCP .01975 02/21/2020	9,000,000		2/21/2020	**	8,977,991
	DNB BANK ASA YCP .0198 02/28/2020	5,000,000		2/28/2020	**	4,985,865
	DNB BANK ASA YCP .0198 03/02/2020	3,000,000		3/2/2020	**	2,991,031

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment			{d} Cost	{e} Current Value
		Par Value	Rate Percentage	Maturity Date		
	DZ BANK LDN BR YECD 0% 01/13/2	3,000,000		1/13/2020	**	2,998,092
	DZ BANK LDN BR YECD 0% 01/29/2	2,000,000		1/29/2020	**	1,997,123
	DZ BANK LDN BR YECD 0% 01/30/2	4,000,000		1/30/2020	**	3,994,042
	DZ BANK LDN BRANCH YECD 0% 01/29/2020	3,000,000		1/29/2020	**	2,995,685
	DZ BANK LDN BRANCH YECD 0% 01/29/2020	3,000,000		1/29/2020	**	2,995,685
	DZ BANK LDN BRANCH YECD 0% 03/04/2020	3,000,000		3/4/2020	**	2,990,150
	DZ BANK LDN BRANCH YECD 0% 03/05/2020	2,000,000		3/5/2020	**	1,993,331
	DZ BANK LDN BRANCH YECD 0% 04/06/2020	6,000,000		4/6/2020	**	5,969,888
	DZ BANK LDN BRANCH YECD 0% 04/06/2020	3,000,000		4/6/2020	**	2,984,373
	FEDERAL HOME LOAN BK DISC NTS 0% 01/16/20	6,000,000		1/16/2020	**	5,996,477
	FEDERAL HOME LOAN BK DISC NTS 0% 02/19/20	30,000,000		2/19/2020	**	29,939,200
	FEDERATION DES CAISE DESJARDIN YCP .017 0	10,000,000		1/3/2020	**	9,998,713
	FEDERATION DES CAISE DESJARDIN YCP .0189	5,500,000		4/21/2020	**	5,468,238
	FLORIDA PWR & LT CO CP .0162 01/03/2020	3,000,000		1/3/2020	**	2,999,604
	GOTHAM FUNDING CORP YCP .0215 01/06/2020	2,000,000		1/6/2020	**	1,999,435
	HSBC BANK USA NA (BD) CD 2.02% 04/23/2020	3,000,000	2.020	4/23/2020	**	2,999,954
	HSBC BANK USA NA (BD) CD 2.02% 04/24/2020	1,000,000	2.020	4/24/2020	**	999,980
	JPMORGAN SECS LLC CP .0188 04/27/2020	3,000,000		4/27/2020	**	2,983,067
	KBC BANK NV LONDON YECD 0% 01/10/2020	6,000,000		1/10/2020	**	5,997,239
	KBC BANK NV LONDON YECD 0% 02/28/2020	8,000,000		2/28/2020	**	7,975,818
	LANDESBANK BADEN-WUERT (UNGTD) YCP .0175	10,500,000		1/2/2020	**	10,498,865
	LANDESBANK BADEN-WUERT NY BRAN YCD 1.95%	12,000,000	1.950	1/2/2020	**	12,000,245
	LIBERTY STREET FUNDING LLC CP .0155 01/02	7,302,000		1/2/2020	**	7,302,000
	LIBERTY STREET FUNDING LLC CP .0203 01/31	7,000,000		1/31/2020	**	6,988,848
	LIBERTY STREET FUNDING LLC CP .0205 04/02	1,000,000		4/2/2020	**	995,291
	LIBERTY STREET FUNDING LLC CP .0205 04/02	1,000,000		4/2/2020	**	995,291
	LIBERTY STREET FUNDING LLC CP .0205 04/03	1,000,000		4/3/2020	**	995,237
	LIBERTY STREET FUNDING LLC CP .0206 03/18	15,000,000		3/18/2020	**	14,940,461
	MANHATTAN ASSET FDG CO LLC CP .0208 01/02	1,000,000		1/2/2020	**	999,897
	MANHATTAN ASSET FDG CO LLC CP .0213 01/17	4,000,000		1/17/2020	**	3,996,678
	MITSUBI UFJ LDN YECD 0% 01/21/	1,000,000		1/21/2020	**	998,937
	MITSUBI UFJ LDN YECD 0% 01/22/	1,000,000		1/22/2020	**	998,881
	MITSUBISHI UFJ TR&BK LDN YECD 0% 01/28/20	1,000,000		1/28/2020	**	998,538
	MITSUBISHI UFJ TR&BK LDN YECD 0% 01/29/20	1,000,000		1/29/2020	**	998,478
	MITSUBISHI UFJ TR&BK LDN YECD 0% 01/29/20	1,000,000		1/29/2020	**	998,478
	MITSUBISHI UFJ TR&BK LDN YECD 0% 01/31/20	2,000,000		1/31/2020	**	1,996,733
	MITSUBISHI UFJ TR&BK LDN YECD 0% 02/07/20	1,000,000		2/7/2020	**	997,999
	MITSUBISHI UFJ TR&BK LDN YECD 2.01% 01/23	1,000,000	2.010	1/23/2020	**	1,000,102
	MITSUBISHI UFJ TR&BK LDN YECD 2.2% 02/03/	1,000,000	2.200	2/3/2020	**	1,000,272
	MITSUBISHI UFJ TR&BK NY BRH YCD 1ML+26 02	2,000,000	2.045	2/21/2020	**	1,999,988
	MITSUBISHI UFJ TR&BK NY BRH YCD 1ML+26 02	2,000,000	2.040	2/24/2020	**	1,999,994
	MITSUBISHI UFJ TR&BK NY BRH YCD 2.01% 02/	1,000,000	2.010	2/6/2020	**	1,000,104
	MITSUBISHI UFJ TR&BK NY BRH YCD 2.01% 02/	1,000,000	2.010	2/12/2020	**	1,000,121
	MITSUBISHI UFJ TR&BK NY BRH YCD 2.06% 02/	1,000,000	2.060	2/3/2020	**	1,000,142
	MITSUBISHI UFJ TR&BK NY BRH YCD 2.11% 01/	1,000,000	2.110	1/13/2020	**	1,000,123
	MITSUBISHI UFJ TR&BK NY BRH YCD 2.11% 01/	1,000,000	2.110	1/14/2020	**	1,000,129
	MITSUBISHI UFJ TR&BK NY BRH YCP .0213 01/	9,000,000		1/15/2020	**	8,993,487
	MITSUBISHI UFJ TR&BK SING BRH YCP .02 02/	1,000,000		2/7/2020	**	997,994
	MITSUBISHI UFJ TR&BK SING BRH YCP .02 02/	1,000,000		2/7/2020	**	997,994
	MITSUBISHI UFJ TR&BK SING BRH YCP .02 02/	1,000,000		2/11/2020	**	997,783
	MITSUBISHI UFJ TR&BK SING BRH YCP .021 01	1,000,000		1/7/2020	**	999,679
	MITSUBISHI UFJ TR&BK SING BRH YCP .0215 0	2,000,000		1/22/2020	**	1,997,784
	MIZUHO BANK LTD LDN YECD 0% 01/06/2020	2,000,000		1/6/2020	**	1,999,443
	MIZUHO BANK LTD LDN YECD 0% 01/10/2020	1,000,000		1/10/2020	**	999,527
	MIZUHO BANK LTD LDN YECD 0% 02/12/2020	3,000,000		2/12/2020	**	2,993,346
	MIZUHO BANK LTD LDN YECD 0% 02/18/2020	1,000,000		2/18/2020	**	997,479
	MIZUHO BANK LTD LDN YECD 0% 02/25/2020	1,000,000		2/25/2020	**	997,126
	MIZUHO BANK LTD LDN YECD 0% 02/28/2020	2,000,000		2/28/2020	**	1,993,951
	MIZUHO BANK LTD LDN YECD 0% 03/02/2020	1,000,000		3/2/2020	**	996,822
	MIZUHO BANK LTD LDN YECD 0% 03/04/2020	4,000,000		3/4/2020	**	3,986,642
	MIZUHO BANK LTD LDN YECD 0% 03/05/2020	2,000,000		3/5/2020	**	1,993,211
	MIZUHO BANK LTD LDN YECD 0% 03/09/2020	2,000,000		3/9/2020	**	1,992,770
	MIZUHO BANK LTD LDN YECD 0% 03/20/2020	3,000,000		3/20/2020	**	2,987,671
	MIZUHO BANK LTD NY BRANCH YCD 1.99% 02/18	3,000,000	1.990	2/18/2020	**	3,000,509
	MIZUHO BANK LTD NY BRANCH YCD 2% 02/12/20	2,000,000	2.000	2/12/2020	**	2,000,311
	MIZUHO BANK LTD NY BRANCH YCD 2.12% 01/31	9,000,000	2.120	1/31/2020	**	9,001,859
	MUFG BANK LTD NY BR YCD 1.9% 03/09/2020	6,000,000	1.900	3/9/2020	**	6,000,881

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{b} Identity of Issuer, Borrower, Lessor or Similar Party	{c} Description of Investment			{d}	{e}
		Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	NATIONAL AUSTRALIA BANK LTD YCP .0203 04/	2,000,000		4/1/2020	**	1,990,785
	NATIONAL AUSTRALIA BK LTD LDN YECD 1.9% 0	10,000,000	1.900	3/27/2020	**	10,004,253
	NATIONAL BANK OF CANADA YCP .0188 05/08/2	3,000,000		5/8/2020	**	2,980,403
	NATIXIS NY BRH YCD 1.89% 03/05/2020	10,000,000	1.890	3/5/2020	**	10,000,225
	ROYAL BANK OF CANADA VCP 1ML+13 03/09/202	6,000,000	1.840	3/9/2020	**	6,000,761
	ROYAL BANK OF CANADA VCP 1ML+18 04/15/202	10,000,000	1.920	4/15/2020	**	10,001,351
	ROYAL BANK OF CANADA VCP 3ML+8 08/25/2020	3,000,000	1.990	8/25/2020	**	3,000,183
	ROYAL BANK OF CANADA VCP 3ML+8 08/26/2020	1,000,000	1.997	8/26/2020	**	1,000,061
	ROYAL BANK OF CANADA VCP 3ML+8 08/27/2020	2,000,000	1.999	8/27/2020	**	2,000,123
	ROYAL BK OF CDA NEW YORK BRH YCD 3ML+8 09	3,000,000	1.970	9/10/2020	**	2,999,115
	SOCIETE GENERALE FRANCE YCP .016 01/03/20	1,000,000		1/3/2020	**	999,956
	SUMI TR BK LDN YECD 0% 02/07/2	3,000,000		2/7/2020	**	2,994,320
	SUMITOMO MITSUI BKG CORP NY BR YCD 1.99%	7,000,000	1.990	2/12/2020	**	7,002,330
	SUMITOMO MITSUI BKG CORP NY BR YCD 1ML+25	2,000,000	2.015	2/20/2020	**	2,000,189
	SUMITOMO MITSUI BKG CORP NY BR YCD 1ML+25	3,000,000	1.995	2/18/2020	**	3,000,239
	SUMITOMO MITSUI BKG CORP NY BR YCD 1ML+25	4,000,000	2.014	2/19/2020	**	4,000,363
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.05%	3,000,000	2.050	2/4/2020	**	3,001,061
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.05%	3,000,000	2.050	2/5/2020	**	3,001,083
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.05%	4,000,000	2.050	2/10/2020	**	4,001,568
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.1% 0	4,000,000	2.100	1/16/2020	**	4,000,879
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.1% 0	4,000,000	2.100	1/17/2020	**	4,000,926
	SUMITOMO MITSUI BKG CORP NY BR YCD 2.1% 0	4,000,000	2.100	1/21/2020	**	4,001,100
	SUMITOMO MITSUI TR BANK LTD NY YCD 1.9% 0	1,000,000	1.900	3/25/2020	**	999,867
	SUMITOMO MITSUI TR BANK LTD NY YCD 1.9% 0	1,000,000	1.900	3/26/2020	**	999,856
	SUMITOMO MITSUI TR BANK LTD NY YCD 1.9% 0	1,000,000	1.900	4/3/2020	**	999,798
	SUMITOMO MITSUI TR BANK LTD NY YCD 1.98%	1,000,000	1.980	4/13/2020	**	999,984
	SUMITOMO MITSUI TR BANK LTD NY YCD 1.98%	1,000,000	1.980	4/23/2020	**	999,951
	SUMITOMO MITSUI TR BANK LTD NY YCD 2.11%	3,000,000	2.110	1/21/2020	**	3,000,680
	SUMITOMO MITSUI TR BANK LTD NY YCD 2.11%	6,000,000	2.110	1/23/2020	**	6,001,439
	SUMITOMO MITSUI TR BK LTD LDN YECD 0% 01/	2,000,000		1/30/2020	**	1,997,054
	SUMITOMO MITSUI TR BK LTD LDN YECD 2.15%	1,000,000	2.150	1/17/2020	**	1,000,215
	SUMITOMO MITSUI TR BK LTD LDN YECD 2.15%	1,000,000	2.150	1/17/2020	**	1,000,215
	SUMITOMO MITSUI TR BK LTD SING YCP .0189	3,000,000		3/24/2020	**	2,986,420
	SUMITOMO MITSUI TR BK LTD SING YCP .0189	2,000,000		4/2/2020	**	1,989,858
	SUMITOMO MITSUI TR BK LTD SING YCP .0193	3,000,000		3/4/2020	**	2,990,011
	SUMITOMO MITSUI TR BK LTD SING YCP .0201	8,000,000		2/10/2020	**	7,983,627
	SUMITOMO MITSUI TR BK LTD SING YCP .0205	1,000,000		1/15/2020	**	999,321
	SUMITOMO MITSUI TR BK LTD SING YCP .021 0	3,000,000		1/9/2020	**	2,998,817
	SUMITOMO MITSUI TR BK LTD SING YCP .021 0	1,000,000		1/10/2020	**	999,559
	SVENSKA HANDELSBANKEN AB YCP .0198 02/21/	6,000,000		2/21/2020	**	5,984,677
	SVENSKA HANDELSBANKEN AB YCP .01985 02/12	6,000,000		2/12/2020	**	5,987,265
	SVENSKA HANDELSBANKEN AB YCP .01995 03/16	6,000,000		3/16/2020	**	5,977,441
	TORONTO DOMINION BANK - NY YCD 2% 03/11/2	3,000,000	2.000	3/11/2020	**	3,000,732
	TORONTO DOMINION BANK - NY YCD 2.3% 01/13	7,000,000	2.300	1/13/2020	**	7,001,453
	TORONTO DOMINION BANK VCP 3ML+10 09/16/20	5,000,000	2.035	9/16/2020	**	5,000,346
	TORONTO DOMINION BANK VCP 3ML+3 02/06/202	5,000,000	1.938	2/6/2020	**	5,000,208
	TORONTO DOMINION BANK VCP 3ML+9 08/18/202	10,000,000	2.000	8/18/2020	**	10,001,207
	TORONTO DOMINION BANK VCP 3ML+9 08/26/202	9,000,000	2.007	8/26/2020	**	9,001,130
	TOYOTA MOTOR CREDIT CORP MSTR 1WKL+30 02/	9,000,000	1.909	2/28/2020	**	9,000,000
	UBS AG LON BRANCH VCP 3ML+10 06/04/2020	1,000,000	2.000	6/4/2020	**	999,997
	UBS AG LON BRANCH VCP 3ML+10 06/05/2020	1,000,000	1.991	6/5/2020	**	999,997
	UBS AG LON BRANCH YCP .0186 02/07/2020	3,800,000		2/7/2020	**	3,793,317
	UBS AG LON BRANCH YCP .02 04/23/2020	2,000,000		4/23/2020	**	1,988,461
	UBS AG LON BRANCH YCP 0% 04/29/2020	4,000,000		4/29/2020	**	3,975,467
	UNITEDHEALTH GROUP INC CP .0168 01/02/202	2,000,000		1/2/2020	**	2,000,000
	UST BILLS 0% 01/28/2020	50,000,000		1/28/2020	**	49,947,188
	UST BILLS 0% 02/25/2020	50,000,000		2/25/2020	**	49,888,438
	UST NOTES 3MB+22 07/31/2021	3,000,000	1.746	7/31/2021	**	3,001,284
	UST NOTES 3MB+30 10/31/2021	1,000,000	1.826	10/31/2021	**	1,001,680
	USTN TII 1.375% 1/15/20	13,000,000	1.375	1/15/2020	**	15,469,727
*	Shell Money Market Portfolio	-	-	N/A	**	1,820,198
	Common/Collective Funds					
	1-3 YR Government Bond Index		Comm Fund		**	23,979,894
	20+ Treasurey Bond Index		Comm Fund		**	104,210,767
	BlackRock EAFE Equity Index Fund F		Comm Fund		**	409,657,728

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Developed Real Estate Index Fund F		Comm Fund		**	14,050,502
	Emerging Markets Index Non-Lendable Fund F		Comm Fund		**	108,606,649
*	Fidelity® Growth Company Commingled Pool		Comm Fund		**	71,528,969
*	Fidelity® Blue Chip Growth Commingled Pool		Comm Fund		**	180,707,768
*	Fidelity® Contrafund® Commingled Pool		Comm Fund		**	274,895,030
*	Fidelity® Diversified International Commingled Pool		Comm Fund		**	51,534,401
*	Fidelity® Equity-Income Commingled Pool		Comm Fund		**	56,712,875
*	Fidelity® Low-Priced Stock Commingled Pool		Comm Fund		**	100,008,071
*	Fidelity® OTC Commingled Pool		Comm Fund		**	123,727,033
*	Fidelity® Magellan Commingled Pool		Comm Fund		**	69,233,365
	Gov't/Credit Bond Index Fund		Comm Fund		**	57,983,499
	Intermediate Government Bond Index Fund		Comm Fund		**	33,759,859
	LifePath® 2025 Fund Class F		Comm Fund		**	114,694,857
	LifePath® 2030 Fund Class F		Comm Fund		**	212,997,986
	LifePath® 2035 Fund Class F		Comm Fund		**	104,212,885
	LifePath® 2040 Fund Class F		Comm Fund		**	202,059,550
	LifePath® 2045 Fund Class F		Comm Fund		**	76,930,956
	LifePath® 2050 Fund Class F		Comm Fund		**	125,114,585
	LifePath® 2055 Fund Class F		Comm Fund		**	44,321,510
	LifePath® 2060 Fund Class F		Comm Fund		**	6,470,088
	LifePath® Retirement Fund Class F		Comm Fund		**	298,623,746
	Mid-Cap Equity Index Fund		Comm Fund		**	385,938,598
	Russell 1000 Growth Index Fund		Comm Fund		**	104,137,338
	Russell 1000 Index Fund		Comm Fund		**	158,965,342
	Russell 1000 Value Index Fund		Comm Fund		**	51,032,520
	Russell 2000® Equity Index Fund		Comm Fund		**	54,183,391
	Russell 2000® Growth Index Fund		Comm Fund		**	33,767,368
	Russell 2000® Value Index Fund		Comm Fund		**	30,358,269
	U.S. Debt Index Fund		Comm Fund		**	482,261,954
*	U.S. Equity Index Fund		Comm Fund		**	1,362,835,165
	U.S. Equity Market Fund		Comm Fund		**	163,222,071
	U.S. Treasury Inflation Protected Securities Fund		Comm Fund		**	39,792,223
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	646,531,093
*	Fidelity Institutional Cash Portfolio		Mutual Funds		**	12,143,791
	Registered Investment Company Shares					
	AB Discovery Value Fund Class Z		Mutual Funds		**	1,261,723
	Aberdeen Global Unconstrained Fixed Income Fund Inst Cl		Mutual Funds		**	795,515
	Alger Capital Appreciation Fund Class Z		Mutual Funds		**	25,758,978
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	3,598,802
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	2,417,152
	AllianzGI NFJ Small-Cap Value Fund Class R6		Mutual Funds		**	11,073,476
	American Beacon Balanced Fund Institutional Class		Mutual Funds		**	1,210,299
	American Beacon International Equity Fund Institutional Class		Mutual Funds		**	2,105,590
	American Beacon Large Cap Value Fund Institutional Class		Mutual Funds		**	14,738,438
	American Century Large Company Value Fund R6 Class		Mutual Funds		**	3,433,181
	American Century Small Company Fund I Class		Mutual Funds		**	801,050
	American Century Ultra® Fund R6 Class		Mutual Funds		**	5,572,201
	AMG Managers Cadence Mid Cap Fund - Class Z		Mutual Funds		**	729,021
	AMG Managers Loomis Sayles Bond Fund Class I		Mutual Funds		**	22,296,433
	AMG Managers Special Equity Fund Class I		Mutual Funds		**	740,219
	Ariel Appreciation Fund Institutional Class		Mutual Funds		**	2,795,217
	Ariel Fund Institutional Class		Mutual Funds		**	6,094,267
	Artisan International Fund Institutional Class		Mutual Funds		**	13,826,407
	Artisan Mid Cap Fund Institutional Class		Mutual Funds		**	14,461,637
	Artisan Mid Cap Value Fund Institutional Class		Mutual Funds		**	7,399,354
	Baron Asset Fund Institutional Class		Mutual Funds		**	7,556,806
	Baron Growth Fund Institutional Shares		Mutual Funds		**	18,988,374
	Baron Small Cap Fund Institutional Class		Mutual Funds		**	2,576,692
	Calvert Balanced Fund Class I		Mutual Funds		**	797,994
	Calvert Bond Fund Class I		Mutual Funds		**	3,232,621
	Calvert Equity Fund Class I		Mutual Funds		**	9,100,880
	Calvert International Equity Fund Class I		Mutual Funds		**	925,638
	Calvert Mid-Cap Fund Class I		Mutual Funds		**	973,502
	ClearBridge Aggressive Growth Fund Class IS		Mutual Funds		**	3,660,962

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	ClearBridge Large Cap Growth Fund Class IS		Mutual Funds		**	23,600,426
	ClearBridge Value Trust Class I		Mutual Funds		**	1,244,621
	Columbia Acorn Select Fund Institutional 3 Class		Mutual Funds		**	1,860,327
	CRM Mid Cap Value Fund Class Institutional		Mutual Funds		**	4,390,796
	Domini Impact Equity Fund Institutional Shares		Mutual Funds		**	711,241
	DWS Core Equity Fund - Class R6		Mutual Funds		**	5,727,673
	DWS CROCI Equity Dividend Fund - Class R6		Mutual Funds		**	4,620,424
	DWS CROCI International Fund - Class R6		Mutual Funds		**	690,039
	DWS Global Small Cap Fund - Class R6		Mutual Funds		**	675,531
*	Fidelity Asset Manager® 20%		Mutual Funds		**	5,418,625
*	Fidelity Asset Manager® 30%		Mutual Funds		**	3,333,347
*	Fidelity Asset Manager® 40%		Mutual Funds		**	1,853,406
*	Fidelity Asset Manager® 50%		Mutual Funds		**	3,818,062
*	Fidelity Asset Manager® 60%		Mutual Funds		**	5,060,507
*	Fidelity Asset Manager® 70%		Mutual Funds		**	5,081,664
*	Fidelity Asset Manager® 85%		Mutual Funds		**	4,132,662
*	Fidelity Freedom® 2005 Fund - Class K6		Mutual Funds		**	820,713
*	Fidelity Freedom® 2010 Fund - Class K6		Mutual Funds		**	11,423,447
*	Fidelity Freedom® 2015 Fund - Class K6		Mutual Funds		**	7,238,405
*	Fidelity Freedom® 2020 Fund - Class K6		Mutual Funds		**	52,879,747
*	Fidelity Freedom® 2025 Fund - Class K6		Mutual Funds		**	35,600,405
*	Fidelity Freedom® 2030 Fund - Class K6		Mutual Funds		**	57,272,191
*	Fidelity Freedom® 2035 Fund - Class K6		Mutual Funds		**	34,435,987
*	Fidelity Freedom® 2040 Fund - Class K6		Mutual Funds		**	43,357,641
*	Fidelity Freedom® 2045 Fund - Class K6		Mutual Funds		**	21,737,568
*	Fidelity Freedom® 2050 Fund - Class K6		Mutual Funds		**	14,916,098
*	Fidelity Freedom® 2055 Fund - Class K6		Mutual Funds		**	6,029,786
*	Fidelity Freedom® 2060 Fund - Class K6		Mutual Funds		**	1,264,860
*	Fidelity Freedom® Income Fund - Class K6		Mutual Funds		**	8,559,256
*	Fidelity Freedom® Index 2010 Fund - Investor Class		Mutual Funds		**	376,900
*	Fidelity Freedom® Index 2015 Fund - Investor Class		Mutual Funds		**	143,967
*	Fidelity Freedom® Index 2020 Fund - Investor Class		Mutual Funds		**	1,911,069
*	Fidelity Freedom® Index 2025 Fund - Investor Class		Mutual Funds		**	2,355,505
*	Fidelity Freedom® Index 2030 Fund - Investor Class		Mutual Funds		**	688,411
*	Fidelity Freedom® Index 2035 Fund - Investor Class		Mutual Funds		**	614,701
*	Fidelity Freedom® Index 2040 Fund - Investor Class		Mutual Funds		**	905,052
*	Fidelity Freedom® Index 2045 Fund - Investor Class		Mutual Funds		**	768,325
*	Fidelity Freedom® Index 2050 Fund - Investor Class		Mutual Funds		**	865,578
*	Fidelity Freedom® Index 2055 Fund - Investor Class		Mutual Funds		**	703,193
*	Fidelity Freedom® Index 2060 Fund - Investor Class		Mutual Funds		**	284,011
*	Fidelity Freedom® Index Income Fund - Investor Class		Mutual Funds		**	66,838
*	Fidelity® 500 Index Fund		Mutual Funds		**	144,686,083
*	Fidelity® Balanced Fund - Class K		Mutual Funds		**	42,333,254
*	Fidelity® Blue Chip Value Fund		Mutual Funds		**	8,478,004
*	Fidelity® Canada Fund		Mutual Funds		**	6,730,616
*	Fidelity® Capital & Income Fund		Mutual Funds		**	62,528,200
*	Fidelity® Capital Appreciation Fund - Class K		Mutual Funds		**	12,007,046
*	Fidelity® China Region Fund		Mutual Funds		**	15,840,996
*	Fidelity® Conservative Income Bond Fund - Inst Class		Mutual Funds		**	10,950,085
*	Fidelity® Convertible Securities Fund		Mutual Funds		**	5,606,523
*	Fidelity® Corporate Bond Fund		Mutual Funds		**	12,920,296
*	Fidelity® Disciplined Equity Fund - Class K		Mutual Funds		**	1,517,663
*	Fidelity® Dividend Growth Fund - Class K		Mutual Funds		**	44,820,189
*	Fidelity® Emerging Asia Fund		Mutual Funds		**	12,367,600
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA) Fund		Mutual Funds		**	3,755,097
*	Fidelity® Emerging Markets Discovery Fund		Mutual Funds		**	5,314,208
*	Fidelity® Emerging Markets Fund - Class K		Mutual Funds		**	23,459,957
*	Fidelity® Emerging Markets Index Fund		Mutual Funds		**	63,632,892
*	Fidelity® Equity Dividend Income Fund - Class K		Mutual Funds		**	5,517,634
*	Fidelity® Europe Fund		Mutual Funds		**	4,366,418
*	Fidelity® Event Driven Opportunities Fund		Mutual Funds		**	573,136
*	Fidelity® Export and Multinational Fund - Class K		Mutual Funds		**	4,996,877
*	Fidelity® Extended Market Index Fund		Mutual Funds		**	17,471,736
*	Fidelity® Floating Rate High Income Fund		Mutual Funds		**	45,538,043
*	Fidelity® Focused High Income Fund		Mutual Funds		**	1,705,372
*	Fidelity® Focused Stock Fund		Mutual Funds		**	17,582,735
*	Fidelity® Four-in-One Index Fund		Mutual Funds		**	5,114,314

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{b} Identity of Issuer, Borrower, Lessor or Similar Party	{c} Description of Investment			{d} Cost	{e} Current Value
		Par Value	Rate Percentage	Maturity Date		
*	Fidelity® Fund - Class K	Mutual Funds			**	4,857,970
*	Fidelity® Global Commodity Stock Fund	Mutual Funds			**	1,370,801
*	Fidelity® Global Credit Fund	Mutual Funds			**	606,753
*	Fidelity® Global Equity Income Fund	Mutual Funds			**	1,849,856
*	Fidelity® Global ex U.S. Index Fund	Mutual Funds			**	11,615,236
*	Fidelity® Global High Income Fund	Mutual Funds			**	1,620,872
*	Fidelity® GNMA Fund	Mutual Funds			**	8,394,223
*	Fidelity® Government Income Fund	Mutual Funds			**	5,346,777
*	Fidelity® Growth & Income Portfolio - Class K	Mutual Funds			**	37,451,837
*	Fidelity® Growth Discovery Fund - Class K	Mutual Funds			**	13,563,566
*	Fidelity® Growth Strategies K6 Fund	Mutual Funds			**	9,302,606
*	Fidelity® High Income Fund	Mutual Funds			**	24,914,300
*	Fidelity® Independence Fund - Class K	Mutual Funds			**	4,867,279
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Funds			**	6,306,788
*	Fidelity® Intermediate Bond Fund	Mutual Funds			**	7,014,375
*	Fidelity® Intermediate Government Income Fund	Mutual Funds			**	2,331,183
*	Fidelity® Intermediate Treasury Bond Index Fund	Mutual Funds			**	8,121,602
*	Fidelity® International Capital Appreciation Fund	Mutual Funds			**	300
*	Fidelity® International Capital Appreciation K6 Fund	Mutual Funds			**	19,704,449
*	Fidelity® International Discovery Fund - Class K	Mutual Funds			**	9,157,155
*	Fidelity® International Enhanced Index Fund	Mutual Funds			**	3,621,899
*	Fidelity® International Growth Fund	Mutual Funds			**	9,265,015
*	Fidelity® International Index Fund	Mutual Funds			**	160,910,368
*	Fidelity® International Real Estate Fund	Mutual Funds			**	4,293,055
*	Fidelity® International Small Cap Fund	Mutual Funds			**	23,720,506
*	Fidelity® International Small Cap Opportunities Fund	Mutual Funds			**	5,968,906
*	Fidelity® International Sustainability Index Fund	Mutual Funds			**	374,717
*	Fidelity® International Value Fund	Mutual Funds			**	1,248,871
*	Fidelity® Investment Grade Bond Fund	Mutual Funds			**	7,094,564
*	Fidelity® Investments MM - Money Market Portfolio - Inst Class	Mutual Funds			**	99,084,134
*	Fidelity® Investments MM Government Portfolio - Inst Class	Mutual Funds			**	42,533,548
*	Fidelity® Investments Money Market Treasury Only - Inst Class	Mutual Funds			**	7,727,379
*	Fidelity® Investments MM Treasury Portfolio - Inst Class	Mutual Funds			**	1,297,515
*	Fidelity® Japan Fund	Mutual Funds			**	1,323,922
*	Fidelity® Japan Smaller Companies Fund	Mutual Funds			**	2,665,553
*	Fidelity® Large Cap Core Enhanced Index Fund	Mutual Funds			**	3,377,080
*	Fidelity® Large Cap Growth Enhanced Index Fund	Mutual Funds			**	3,205,665
*	Fidelity® Large Cap Growth Index Fund	Mutual Funds			**	1,905,188
*	Fidelity® Large Cap Stock K6 Fund	Mutual Funds			**	9,074,049
*	Fidelity® Large Cap Value Enhanced Index Fund	Mutual Funds			**	19,845,030
*	Fidelity® Large Cap Value Index Fund	Mutual Funds			**	2,923,960
*	Fidelity® Latin America Fund	Mutual Funds			**	7,528,998
*	Fidelity® Leveraged Company Stock Fund - Class K	Mutual Funds			**	23,257,585
*	Fidelity® Limited Term Bond Fund	Mutual Funds			**	7,246,033
*	Fidelity® Limited Term Government Fund	Mutual Funds			**	3,122,518
*	Fidelity® Long-Term Treasury Bond Index Fund	Mutual Funds			**	34,071,902
*	Fidelity® Mega Cap Stock Fund	Mutual Funds			**	3,825,778
*	Fidelity® Mid Cap Enhanced Index Fund	Mutual Funds			**	9,838,893
*	Fidelity® Mid Cap Index Fund	Mutual Funds			**	11,314,651
*	Fidelity® Mid Cap Value K6 Fund	Mutual Funds			**	5,833,358
*	Fidelity® Mid-Cap Stock Fund - Class K	Mutual Funds			**	19,213,271
*	Fidelity® Mortgage Securities Fund	Mutual Funds			**	954,972
*	Fidelity® Nasdaq® Composite Index Fund	Mutual Funds			**	30,724,704
*	Fidelity® New Markets Income Fund	Mutual Funds			**	22,120,950
*	Fidelity® New Millennium Fund	Mutual Funds			**	2,943,472
*	Fidelity® Nordic Fund	Mutual Funds			**	2,739,424
*	Fidelity® Overseas Fund - Class K	Mutual Funds			**	32,890,709
*	Fidelity® Pacific Basin Fund	Mutual Funds			**	3,626,118
*	Fidelity® Puritan® Fund - Class K	Mutual Funds			**	153,664,714
*	Fidelity® Real Estate Income Fund	Mutual Funds			**	10,083,315
*	Fidelity® Real Estate Index Fund	Mutual Funds			**	7,985,386
*	Fidelity® Real Estate Investment Portfolio	Mutual Funds			**	22,839,256
*	Fidelity® Select Air Transportation Portfolio	Mutual Funds			**	3,290,646
*	Fidelity® Select Automotive Portfolio	Mutual Funds			**	1,044,050
*	Fidelity® Select Banking Portfolio	Mutual Funds			**	5,924,003
*	Fidelity® Select Biotechnology Portfolio	Mutual Funds			**	45,964,231
*	Fidelity® Select Brokerage and Investment Mgmt Portfolio	Mutual Funds			**	1,011,450

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{b}	{c}			{d}	{e}
		Description of Investment				
	Identity of Issuer, Borrower, Lessor or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Fidelity® Select Chemicals Portfolio	Mutual Funds			**	12,429,355
*	Fidelity® Select Communication Services Portfolio	Mutual Funds			**	4,169,375
*	Fidelity® Select Communications Equipment Portfolio	Mutual Funds			**	281,356
*	Fidelity® Select Computers Portfolio	Mutual Funds			**	2,181,219
*	Fidelity® Select Construction and Housing Portfolio	Mutual Funds			**	5,745,700
*	Fidelity® Select Consumer Discretionary Portfolio	Mutual Funds			**	5,527,275
*	Fidelity® Select Consumer Finance Portfolio	Mutual Funds			**	1,006,326
*	Fidelity® Select Consumer Staples Portfolio	Mutual Funds			**	8,808,738
*	Fidelity® Select Defense and Aerospace Portfolio	Mutual Funds			**	27,314,263
*	Fidelity® Select Energy Portfolio	Mutual Funds			**	15,771,424
*	Fidelity® Select Energy Service Portfolio	Mutual Funds			**	5,453,377
*	Fidelity® Select Environment and Alternative Energy Portfolio	Mutual Funds			**	1,338,313
*	Fidelity® Select Financial Services Portfolio	Mutual Funds			**	10,012,042
*	Fidelity® Select Gold Portfolio	Mutual Funds			**	24,820,578
*	Fidelity® Select Health Care Portfolio	Mutual Funds			**	50,960,483
*	Fidelity® Select Health Care Services Portfolio	Mutual Funds			**	9,967,371
*	Fidelity® Select Industrials Portfolio	Mutual Funds			**	5,277,908
*	Fidelity® Select Insurance Portfolio	Mutual Funds			**	2,237,352
*	Fidelity® Select IT Services Portfolio	Mutual Funds			**	39,948,309
*	Fidelity® Select Leisure Portfolio	Mutual Funds			**	4,349,607
*	Fidelity® Select Materials Portfolio	Mutual Funds			**	2,842,042
*	Fidelity® Select Medical Technology and Devices Portfolio	Mutual Funds			**	41,841,912
*	Fidelity® Select Natural Gas Portfolio	Mutual Funds			**	3,646,896
*	Fidelity® Select Natural Resources Portfolio	Mutual Funds			**	3,668,785
*	Fidelity® Select Pharmaceuticals Portfolio	Mutual Funds			**	9,917,098
*	Fidelity® Select Retailing Portfolio	Mutual Funds			**	26,501,089
*	Fidelity® Select Semiconductors Portfolio	Mutual Funds			**	28,836,396
*	Fidelity® Select Software and IT Services Portfolio	Mutual Funds			**	36,717,787
*	Fidelity® Select Technology Portfolio	Mutual Funds			**	54,375,757
*	Fidelity® Select Telecommunications Portfolio	Mutual Funds			**	920,237
*	Fidelity® Select Transportation Portfolio	Mutual Funds			**	5,559,442
*	Fidelity® Select Utilities Portfolio	Mutual Funds			**	8,129,505
*	Fidelity® Select Wireless Portfolio	Mutual Funds			**	3,597,528
*	Fidelity® Short Duration High Income Fund	Mutual Funds			**	4,587,704
*	Fidelity® Short-Term Bond Fund	Mutual Funds			**	9,494,720
*	Fidelity® Short-Term Bond Index Fund	Mutual Funds			**	461,014
*	Fidelity® Short-Term Treasury Bond Index Fund	Mutual Funds			**	3,435,181
*	Fidelity® Small Cap Discovery Fund	Mutual Funds			**	25,417,813
*	Fidelity® Small Cap Enhanced Index Fund	Mutual Funds			**	3,381,232
*	Fidelity® Small Cap Growth K6 Fund	Mutual Funds			**	21,090,436
*	Fidelity® Small Cap Index Fund	Mutual Funds			**	12,043,567
*	Fidelity® Small Cap Stock K6 Fund	Mutual Funds			**	8,719,118
*	Fidelity® Small Cap Value Fund	Mutual Funds			**	7,780,268
*	Fidelity® Stock Selector All Cap Fund - Class K	Mutual Funds			**	2,114,837
*	Fidelity® Stock Selector Large Cap Value Fund	Mutual Funds			**	2,225,874
*	Fidelity® Stock Selector Mid Cap Fund	Mutual Funds			**	81,944
*	Fidelity® Stock Selector Small Cap Fund	Mutual Funds			**	2,904,985
*	Fidelity® Strategic Dividend & Income® Fund	Mutual Funds			**	12,816,361
*	Fidelity® Strategic Income Fund	Mutual Funds			**	12,100,381
*	Fidelity® Strategic Real Return Fund	Mutual Funds			**	615,962
*	Fidelity® Sustainability Bond Index Fund	Mutual Funds			**	294,670
*	Fidelity® Telecom and Utilities Fund	Mutual Funds			**	2,610,340
*	Fidelity® Total Bond K6 Fund	Mutual Funds			**	24,080,701
*	Fidelity® Total Emerging Markets Fund	Mutual Funds			**	3,251,744
*	Fidelity® Total International Equity Fund	Mutual Funds			**	533,911
*	Fidelity® Total International Index Fund	Mutual Funds			**	38,331,178
*	Fidelity® Total Market Index Fund	Mutual Funds			**	71,921,145
*	Fidelity® Trend Fund	Mutual Funds			**	2,912,588
*	Fidelity® U.S. Bond Index Fund	Mutual Funds			**	109,348,022
*	Fidelity® U.S. Sustainability Index Fund	Mutual Funds			**	2,631,639
*	Fidelity® Value Discovery K6 Fund	Mutual Funds			**	6,946,131
*	Fidelity® Value Fund - Class K	Mutual Funds			**	52,911,860
*	Fidelity® Value Strategies Fund - Class K	Mutual Funds			**	1,811,895
*	Fidelity® Worldwide Fund	Mutual Funds			**	12,483,816
*	FPA Crescent Fund	Mutual Funds			**	20,809,473
*	Franklin Mutual Global Discovery Fund Class R6	Mutual Funds			**	14,882,158
*	Franklin Mutual Shares Fund Class R6	Mutual Funds			**	7,417,785

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{b} Identity of Issuer, Borrower, Lessor or Similar Party	{c} Description of Investment			{d} Cost	{e} Current Value
		Par Value	Rate Percentage	Maturity Date		
*	Franklin Small-Mid Cap Growth Fund Class R6	Mutual Funds			**	2,995,862
*	Hartford International Growth Fund Class Y	Mutual Funds			**	4,503,648
*	Hartford Small Cap Growth Fund Class R6	Mutual Funds			**	6,128,994
*	Invesco Equity and Income Fund Class R6	Mutual Funds			**	2,595,421
*	Invesco Global Small & Mid Cap Growth Fund Class R5	Mutual Funds			**	1,304,091
	Invesco Growth and Income Fund Class R6	Mutual Funds			**	7,711,747
	Invesco Mid Cap Core Equity Fund Class R6	Mutual Funds			**	2,124,172
	Janus Henderson Balanced Fund Class N	Mutual Funds			**	17,085,551
	Janus Henderson Enterprise Fund Class N	Mutual Funds			**	35,915,792
	Janus Henderson Flexible Bond Fund Class N	Mutual Funds			**	9,191,290
	Janus Henderson Global Research Fund Class N	Mutual Funds			**	4,298,926
	Janus Henderson Research Fund Class N	Mutual Funds			**	13,547,768
	Loomis Sayles Growth Fund Class N	Mutual Funds			**	6,898,672
	Loomis Sayles Small Cap Value Fund Class N	Mutual Funds			**	1,973,514
	Lord Abbett Affiliated Fund Class R6	Mutual Funds			**	7,847,225
	Lord Abbett Mid Cap Stock Fund Class R6	Mutual Funds			**	1,971,818
	MSIF Trust Core Plus Fixed Income Portfolio Class Institutional	Mutual Funds			**	25,157,468
	MSIF Trust Discovery Portfolio Class IS	Mutual Funds			**	21,342,172
	MSIF Trust Global Strategist Portfolio Class Institutional	Mutual Funds			**	645,566
	MSIF , Inc. Active International Allocation Portfolio Class I	Mutual Funds			**	136,274
	MSIF , Inc. Emerging Markets Portfolio Class IS	Mutual Funds			**	3,732,150
	MSIF , Inc. Growth Portfolio Class IS	Mutual Funds			**	36,272,631
	MSIF , Inc. Inception Portfolio Class IS	Mutual Funds			**	5,205,622
	MSIF , Inc. International Equity Portfolio Class IS	Mutual Funds			**	3,122,467
	Neuberger Berman Core Bond Fund Institutional Class	Mutual Funds			**	613,522
	Neuberger Berman Focus Fund Institutional Class	Mutual Funds			**	394,257
	Neuberger Berman Genesis Fund Class R6	Mutual Funds			**	18,957,915
	Neuberger Berman Guardian Fund Class Institutional	Mutual Funds			**	2,037,493
	Neuberger Berman High Income Bond Fund Class R6	Mutual Funds			**	2,354,773
	Neuberger Berman International Equity Fund Class R6	Mutual Funds			**	2,407,496
	Neuberger Berman Large Cap Value Fund Institutional Class	Mutual Funds			**	10,861,021
	Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds			**	1,242,982
	Neuberger Berman Mid Cap Intrinsic Value Fund Inst Class	Mutual Funds			**	277,238
	Neuberger Berman Sustainable Equity Fund Class R6	Mutual Funds			**	1,264,316
	Oakmark Equity and Income Fund Class Institutional	Mutual Funds			**	20,133,572
	Oakmark Fund Institutional Class	Mutual Funds			**	21,929,075
	Oakmark Select Fund Class Institutional	Mutual Funds			**	7,572,182
	PIMCO All Asset All Authority Fund I-2	Mutual Funds			**	726
	PIMCO Global Bond Opportunities Fund (Unhedged) Inst Class	Mutual Funds			**	4,854,081
	PIMCO High Yield Fund Institutional Class	Mutual Funds			**	14,629,394
	PIMCO Long-Term U.S. Government Fund Institutional Class	Mutual Funds			**	13,674,028
	PIMCO Low Duration Fund Institutional Class	Mutual Funds			**	18,265,315
	PIMCO Real Return Fund Institutional Class	Mutual Funds			**	12,286,517
	PIMCO Total Return Fund Institutional Class	Mutual Funds			**	46,280,198
	Rice Hall James Micro Cap Portfolio Institutional Class	Mutual Funds			**	1,897,548
	Royce Opportunity Fund Institutional Class	Mutual Funds			**	1,317,425
	Royce Smaller-Companies Growth Fund Institutional Class	Mutual Funds			**	2,437,169
	Royce Total Return Fund Institutional Class	Mutual Funds			**	593,391
	TCW Select Equities Fund Class I	Mutual Funds			**	3,415,601
	Templeton Developing Markets Trust Class R6	Mutual Funds			**	3,743,386
	Templeton Foreign Fund Class R6	Mutual Funds			**	3,102,159
	Templeton Global Bond Fund Class R6	Mutual Funds			**	27,725,202
	Templeton Growth Fund, Inc. Class R6	Mutual Funds			**	2,226,644
	Templeton World Fund Class R6	Mutual Funds			**	847,002
	Touchstone Sands Capital Select Growth Fund Class Y	Mutual Funds			**	6,100,546
	USAA Cornerstone Moderately Aggressive Fund	Mutual Funds			**	273,858
	USAA Emerging Markets Fund Institutional Shares	Mutual Funds			**	1,332,367
	USAA Government Securities Fund R6 Shares	Mutual Funds			**	1,433,211
	USAA Growth Fund Institutional Shares	Mutual Funds			**	1,715,888
	USAA Income Fund R6 Shares	Mutual Funds			**	15,991,646
	USAA Income Stock Fund R6 Shares	Mutual Funds			**	4,638,687
	USAA International Fund Institutional Shares	Mutual Funds			**	6,398,379
	Victory RS Partners Fund Class Y	Mutual Funds			**	3,444,325
	Victory RS Small Cap Growth Fund Class Y	Mutual Funds			**	7,359,253
	Victory RS Value Fund Class Y	Mutual Funds			**	2,284,304
	Virtus KAR Small-Cap Core Fund Class R6	Mutual Funds			**	21,166,261
	Wells Fargo C&B Mid Cap Value Fund - Class Inst	Mutual Funds			**	906,434

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 13-1299890
Plan No. 002
December 31, 2019

{a}	{ b } Identity of Issuer, Borrower, Lessor or Similar Party	{c } Description of Investment — Par Value	Rate Percentage	Maturity Date	{d} Cost	{e} Current Value
	Wells Fargo Common Stock Fund - Class R6		Mutual Funds		**	1,178,063
	Wells Fargo Discovery Fund - Class R6		Mutual Funds		**	5,618,004
	Wells Fargo Government Securities Fund - Class Inst		Mutual Funds		**	1,677,255
	Wells Fargo Growth Fund - Class R6		Mutual Funds		**	17,386,204
	Wells Fargo Large Cap Growth Fund - Class R6		Mutual Funds		**	2,822,699
	Wells Fargo Opportunity Fund - Class Inst		Mutual Funds		**	2,863,618
	Wells Fargo Short-Term Bond Fund - Class Inst		Mutual Funds		**	9,124,830
	Wells Fargo Small Company Value Fund Class R6		Mutual Funds		**	3,045,148
	Wells Fargo Special Mid Cap Value Fund - Class R6		Mutual Funds		**	5,369,334
	Wells Fargo Ultra Short-Term Income Fund - Class Inst		Mutual Funds		**	9,439,474
	Western Asset Core Bond Fund Class IS		Mutual Funds		**	14,520,187
	Western Asset Core Plus Bond Fund Class IS		Mutual Funds		**	30,333,536
**	BrokerageLink		Various Investment Options		**	519,387,395
						11,620,199,873
	Participant Loans		Loan	3.25% - 9.50%		109,666,576
	TOTAL					11,729,866,449

*   Party-in-interest
**   Cost information is not required for participant-directed accounts and, therefore, is not presented.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-171206 and No. 333-222813) pertaining to the Shell Provident Fund of Royal Dutch Shell plc of our reports dated May 29, 2020, with respect to the financial statements and schedule of the Shell Provident Fund included in this Annual Report (Form 11-K) for the year ended December 31, 2019.

Ernst & Young LLP

Houston, Texas
May 29, 2020